Tidal ETF Trust
898 North Broadway, Suite 2
Massapequa, New York 11758

October 12, 2021

VIA EDGAR TRANSMISSION

Mr. David Manion
Division of Investment Management
U.S. Securities and Exchange Commission
100 “F” Street NE
Washington, DC 20549

RE: Tidal ETF Trust (the “Trust”)
Securities Act Registration No: 333-227298
Investment Company Act Registration No: 811-23377

Dear Mr. Manion:
This correspondence is being filed in response to the comments given to Kent Barnes, Sub-Administrator of the Trust, on September 1, 2021, in connection with the SEC Staff’s Sarbanes-Oxley Act of 2002, as amended, review (“SOX Review”) of the Form N-CSR for the reporting period ended February 28, 2021, for the SoFi Select 500 ETF, the SoFi Next 500 ETF, the SoFi 50 ETF, the SoFi Gig Economy ETF, and the SoFi Weekly Income ETF, each a series of the Trust:
For your convenience in reviewing the Trust’s responses, your comments are included below in bold typeface immediately followed by the Trust’s responses.
1.The Staff notes that the SoFi Weekly Income Fund (the “Fund”) holds several business development companies (“BDCs”), but that estimated acquired fund fees and expenses (“AFFE”) were not included in the Fund’s initial registration statement. On a going forward basis, please include AFFE fees in the prospectus.
Response: The Trust responds by noting that the initial registration statement’s fees and expenses table did not include AFFE related to BDCs as BDC investments were not initially contemplated at Fund launch. Going forward, any securities that generate AFFE will have the respective AFFE percentage included in the Fund’s fees and expenses table as required by Form N-1A.
2.The Staff notes that the Fund utilizes Mount Vernon Liquid Assets Portfolio, LLC (the “Collateral Fund”) for securities lending and measures fair value using the net asset value per share (or its equivalent) practical expedient. Please confirm this is the correct disclosure required under ASC 820.
Response: The Collateral Fund is a private pooled investment fund that is not registered under the Investment Company Act of 1940, as amended, and is not publicly listed or traded and a daily net asset value is not disseminated publicly. The Collateral Fund is measured at its fair value using the net asset value per share (or its equivalent) practical expedient, which has not been categorized in the fair value hierarchy pursuant to ASC 820. The Trust believes this to be an accurate disclosure under ASC 820 as footnote (2) to the table references that the Collateral Fund is not categorized in the fair value hierarchy and is included in the ASC 820 table disclosure within Form N-CSR in order to reconcile the total investment security value presented in the fair value hierarchy to the amounts presented in the Schedule of Investments presented in the Fund’s Annual Report.

If you have any questions or require further information, please contact Kent Barnes at 414-765-6511 or kent.barnes@usbank.com.
Sincerely,

/s/ Kent Barnes
Kent Barnes, Vice President
U.S. Bancorp Fund Services, LLC
as Sub-Administrator for the Trust